August 3, 2006

Dear Inco Shareholder:

On behalf of the board of directors and management of Teck Cominco Limited, I enclose Teck Cominco's enhanced offer to purchase all of the outstanding common shares of Inco Limited (the "Revised Offer"). We are sending you the Revised Offer to provide you with the opportunity for a certain and prompt cash payment and a very attractive chance to participate in the new Teck Cominco.

Under the Revised Offer, you may elect to receive either C$82.50 in cash, or 1.1293 Teck Cominco Class B subordinate voting shares plus C$0.05, for each of your Inco shares, subject to pro ration based upon the maximum amount of cash and number of Teck Cominco Class B subordinate voting shares offered. Assuming full pro ration, you will receive C$40.00 cash and 0.5821 of a Teck Cominco Class B subordinate voting share per Inco common share.

The new Teck Cominco will be a globally diversified miner with an enhanced production base and outstanding growth prospects. The new Teck Cominco will have market leading positions in zinc, nickel and metallurgical coal, will be an important producer of copper, molybdenum, gold and specialty metals, and will have enhanced capacity to fund growth internally.

The terms and conditions of the Revised Offer are set out in the enclosed notice of variation and extension. You should read this document carefully, as it contains important information, and consult with your financial and tax advisors.

Reasons to Accept the Revised Offer

We believe that the Revised Offer presents a compelling opportunity to Inco shareholders and that all Inco shareholders should accept the Revised Offer. In contrast to the highly conditional offer of Phelps Dodge Corporation, which requires regulatory approval and the approval of the Phelps Dodge shareholders in order to proceed, our Revised Offer has received all necessary regulatory and other approvals and can be completed on August 16, 2006. The benefits of the Revised Offer include the following:

  Substantial Cash Component

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  You may elect to receive C$82.50 per Inco share in cash, subject to pro ration. At full pro ration, the Revised Offer will pay C$40.00 in cash per Inco share.

  Attractive Share Component

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  The combined company will create a globally diversified Canadian-based mining company with a strong balance sheet and an experienced, disciplined management team with a track record of creating and enhancing shareholder value.

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  The combined company will have market leading positions in zinc, nickel and metallurgical coal, and will be an important producer of copper/molybdenum, gold and specialty metals.

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  The combined company will become the largest North American diversified mining company.

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  The combined company will have an extensive portfolio of long-life, low-cost assets, a well-sequenced growth profile, and substantial capacity to fund growth internally.

The Revised Offer will be open for acceptance until midnight (Toronto time), on August 16, 2006, unless it is accelerated, extended or withdrawn. To accept the Revised Offer you will need to complete the enclosed Letter of Transmittal (printed on green paper) and return it in the envelope provided so that it is received before midnight (Toronto time), on August 16, 2006. If your Inco common shares are held in the name of a nominee, such as a broker, investment dealer, bank or trust company, you should contact the nominee for instructions on how to deposit your Inco common shares to the Revised Offer.

Again, we urge you to carefully consider our Revised Offer and look forward to welcoming you as shareholders of the new Teck Cominco.

Yours very truly,

Donald R. Lindsay
 President and Chief Executive Officer

Inco Shareholders with questions please contact:

Innisfree M&A Incorporated
501 Madison Ave., 20th Floor
New York, New York 10022
North American Toll Free Numbers:
(877) 825-8631 (English)
(877) 825-8777 (French)
U.S. Banks and Brokers Call Collect: (212) 750-5833